September 28, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (405) 270-3609

Gregory F. Pilcher, Esq.
Senior Vice President, General Counsel and Secretary
Tronox, Inc.
Kerr-McGee Corporation
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102


Re: 	Tronox, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
Filed September 16, 2005
	File No. 333-125574


Dear Mr. Pilcher:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note disclosure throughout your document of financing transactions you intend to complete concurrently with this public offering. Please be advised that we will review your disclosure of the material terms of these arrangements, in addition to other non-
430A information, once they are provided in a future amendment to your registration statement. In addition, please note that any preliminary prospectus that is circulated must include all non-430A information.






Prospectus Summary, page 1
Upon consummation of this offering, we will have a substantial amount of debt. . ., page 15

2. After you reach definitive documentation, please indicate how much your interest expense will increase for each 1% increase in interest rates and the amount of your cash flow that you will use for debt service.

Summary Financial Data, page 9

3. We have reviewed your response to comment three. Your revised disclosure continues to present your operating statistics combined with those of the Tiwest joint venture. Please revise the titanium dioxide operating statistics on pages 11 and 12 to present your production volumes and capacity separately from those of the Tiwest joint venture.

Capitalization, page 30

4. Your discussion of the differences between the actual and as adjusted columns is insufficient. Please revise to quantify and discuss each adjustment between the actual and as adjusted columns.
Please also ensure that your assumed pension liability is included in the as adjusted information.

Selected Financial Data, page 32

5. It is unclear why you do not present your environmental
remediation and/or restoration and other long-term liabilities in selected financial data.  Please refer to instruction two to Item
301
of Regulation S-K.  Please revise or advise.

Management`s Discussion and Analysis, page 33
Contractual Obligations and Commitments, page 47

6. We note your response to comment 29 of our letter dated July 1, 2005. Please update your discussion to disclose the results of your consent solicitations.

Legal Proceedings, page 76

7. Please revise your disclosure to state the monetary penalties being sought by the Environmental Protection Division of the Georgia
Department of Natural Resources. See Instruction 5(c) to Item 103 of
Regulation S-K. Alternatively, please explain to us why you deleted this disclosure previously included in amendment number 1.


Combined Financial Statements, page F-1
Revenue Recognition, page F-12

8. We have reviewed your response to comment 15. We continue to believe that to allow for comparability of income statement classifications with other entities, your disclosure should enable investors to understand which costs are in which captions. For additional information please also refer to the speech given by Scott
Taub at the December 4, 2000 AICPA National Conference. Please disclose the types of amounts included in the cost of goods sold line item and the selling, general and administrative expense line item.
In doing so, please also disclose whether you currently exclude inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, or other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold while others like you exclude a portion of them from gross margin, including them in the selling, general and administrative expense line item.

Condensed Combined Financial Statements, page F-53
Note 5 - Accounts Receivable Sales, page F-60

9. Please disclose the amount of repurchased accounts receivable for which you received payments during April, May, and June. Please also disclose the classification of such receipts in your statement of cash flows. If you have classified the receipts as an operating cash flow, please tell us the basis for that classification and disclose to readers that this is the second time that cash inflows related to the same receivables are being included in operating cash flows.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      You may contact Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director



cc:	David B.H. Martin, Esq. (via facsimile 202/778-5128)
      Covington & Burling
      1201 Pennsylvania Avenue, N.W.
      Washington, DC 20004-2401
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Gregory F. Pilcher, Esq.
Tronox, Inc.
September 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE